EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 18, 2008, relating to the financial statements of Apollo Gold Corporation (the "Company") (which report expresses an unqualified opinion on the financial statements and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada - United States of America Reporting Differences referring to changes in accounting principles and substantial doubt on the Company's ability to continue as a going concern) appearing in the Annual Report on Form 10-K of Apollo Gold Corporation for the year ended December 31, 2007, and to the reference to us under the heading "Experts" in the Prospectus, which is part of such Registration Statement.

Independent Registered Chartered Accountants
Vancouver, Canada
April 24, 2008